

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

<u>Via E-mail</u>
Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. De C.V.
Avenida Tecnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

> **Re: Industrias Bachoco, S.A.B De C.V.**
> **Form 20-F for the year ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-33030**

Dear Mr. Salazar Ferrer:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Linda Cvrkel

                                        Linda Cvrkel
                                        Branch Chief